EXHIBIT 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

between

HUDSON EUROPE B.V.

and

WORKX! HOLDING B.V.

regarding

HUDSON HUMAN CAPITAL SOLUTIONS B.V.

14 December 2007

EXECUTION VERSION

TABLE OF CONTENTS

1.	Definitions	4
2.	Sale and purchase of Shares	5
3.	Purchase price	6
4.	Earn-Out	6
5.	Closing	7
6.	Employment matters	8
7.	Post-closing covenants	8
8.	Representations and warranties	9
9.	Confidentiality	9
10.	Miscellaneous	10
11.	Governing Law and Forum	11

SCHEDULES

Schedule 2.2	Deed of Transfer
Schedule 2.5	Accounts
Schedule 6.3	Excluded employees
Schedule 7.2	License Agreement
Schedule 7.3	IT Disentanglement Plan

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

The undersigned:

1.	Hudson Europe B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and organised and existing under the laws of the Netherlands with its registered office in Amsterdam and its principal place of business at Amsteldijk 194 (1079 LK) Amsterdam, KvK number 34126758 (“Seller”);

and

2.	Workx! Holding B.V., private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and organised and existing under the laws of the Netherlands and its principal place of business at Wibautstraat 116-118 (1091 GP) Amsterdam, KvK number 34288451 (“Buyer”);

Seller and Buyer hereinafter individually referred to as “Party” and collectively referred to as “Parties”

WHEREAS:

(a)	Seller holds 100% of the issued and outstanding shares in Hudson Human Capital Solutions B.V. (“Company”), consisting of 180 ordinary shares, each with a nominal value of € 100 (one hundred euro), numbered 1 through 180 (“Shares”);

(b)	The Company possesses broad expertise and experience in:

•	the direct provision of reintegration and integration services to Dutch Municipalities which are clients of the Company at the date of this Agreement and the UWV;

•	and the provision of sick leave and absence management services to commercial clients, (together, “Business”);

(c)	Buyer is a company incorporated and controlled by Max Schep, currently CEO of the Company, Saskia Brasser, currently Director Sales of the Company, and Mariëlle Bierens de Haan—IJzerman, currently Director HR and Director Operation ad interim of the Company (together, “Management”).

(d)	On 24 November 2007, the Works Council of the Company has issued its positive advice regarding the subject transaction.

(e)	By letter dated 13 December 2007, the Parties have jointly satisfied their notification obligations under the Dutch Merger Code (SER Fusiegedragsregels 2000) with respect to the transaction contemplated by this Agreement; and

(f)	The Parties have since reached full and final agreement regarding the terms and conditions under which the Seller will sell and Buyer will purchase the Shares (the “Agreement”).

EXECUTION VERSION

NOW THEREFORE, the Parties hereby agree as follows:

1.	Definitions

1.1.	In this Agreement, the following terms shall have the following meanings ascribed to them unless the context requires otherwise.

“Agreement”	:	This share purchase agreement including all Schedules hereto

“Articles”	:	The articles of association of the Company as they will read from time to time

“Accounts”	:	The internal balance sheet for the Company as of 30 November 2007

“Business”	:	As defined in preamble clause (b)

“Business Day”	:	A day, other than a Saturday or Sunday, on which the banks in the Netherlands are open for normal business

“Buyer”	:	Workx! Holding B.V.

“Civil Law Notary”	:	Wessel Bosse of Kennedy Van der Laan or his deputy

“Closing Date”	:	As defined in Section 5.1

“Company”	:	Hudson Human Capital Solutions B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and organised and existing under the laws of the Netherlands with its registered office in Amsterdam and its principal place of business at Amsteldijk 194 (1079 LK) Amsterdam, KvK number 33130173

“Deed of Transfer”	:	The deed of the Civil Law Notary for the transfer of Shares attached hereto as Schedule 2.2

“Disentanglement Plan”		The plan attached hereto as Schedule 7.3

“Earn-Out Amount”	:	As defined in Section 4

“Earn-Out Year	:	As defined in Section 4.1

“EBITDA”	:	Earnings before interest, tax, depreciation and amortization as calculated in conformance with the corporate accounting principles of Hudson Highland Group, Inc. under US GAAP and Dutch GAAP in Euros for the relevant Earn-Out Year, excluding any book profits or losses

“Effective Date”	:	1 December 2007

“Expert”	:	As defined in Section 4.5

“License Agreement”		The document attached hereto in the agreed form as Schedule 7.2

“Management”	:	As defined in preamble clause (c)

“Purchase Price”	:	As defined in Section 3

“Schedule”	:	Any attachment to this Agreement

“Section”	:	Any section of this Agreement

“Seller”	:	Hudson Europe B.V.

“Seller Warranties”	:	The representations and warranties made by Seller as stated in Section 8.1

“Group”	:	As defined in article 2:24b Dutch Civil Code

“Shares”	:	As defined in preamble clause (a)

“Third-Party Account”	:	The third-party account of the Civil Law Notary, bank account number 69.62.10.053, reference: Project Poet

EXECUTION VERSION

1.2.	References to a Section are to a Section of this Agreement. References to this Agreement include all Schedules hereto.

1.3.	Words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons.

1.4.	The table of contents and the descriptive headings to Sections and Schedules are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of this Agreement.

1.5.	The words and phrases “other”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible.

1.6.	English language words used in this Agreement intend to describe Netherlands legal concepts only and the consequences of the use of those words in any other foreign law are to be disregarded.

2.	Sale and purchase of Shares

2.1.	Subject to the terms and conditions set forth in this Agreement, Seller hereby sells to Buyer and Buyer hereby purchases from Seller the Shares.

2.2.	The delivery of the Shares by Seller to Buyer shall be effectuated by virtue of the execution of the Deed of Transfer on the Closing Date attached hereto as Schedule 2.2. The Shares will be delivered to Buyer free from any and all Encumbrances and together with all rights attaching thereto.

2.3.	All benefit and risk associated with the Shares shall pass from Seller to Buyer as of Effective Date.

2.4.	On the Effective Date, the Accounts shall reflect:

(a)	Full and final settlement of all inter-company accounts receivable owed to the Company by a member of Seller’s Group;

(b)	Full and final settlement of all inter-company accounts payable due by the Company to a member of Seller’s Group; and

(c)	A distribution of all profits accrued in the Company prior to the Effective Date in accordance with Section 2.5.

Such that the Accounts will show a solvency ratio of 30% on the Effective Date, subject to the provisions of Section 2.5.

2.5.	For purposes of Section 2.4:

(a)	The Accounts shall be prepared by the current CFO of the Company and reviewed by the CFO of Seller. The Accounts, as approved by the Expert and mutually approved by Buyer and Seller, shall be attached hereto as Schedule 2.5 and shall be binding on both Parties for purposes of this Agreement.

EXECUTION VERSION

(b)	The Parties acknowledge and agree that the distribution of profits as meant in Section 2.4(c) shall be effectuated by means of (i) a shareholders resolution immediately prior to Closing to declare dividend for payment to Seller and (ii) actual payment thereof immediately thereafter. As a result hereof, the Accounts will reflect a dividend payable and a corresponding amount of cash in the bank account of the Company.

(c)	For purposes of Section 2.4, solvency ratio is defined as equity divided by the sum of (i) the total assets minus (ii) the amount of cash corresponding to the dividend payable as meant in Section 2.5(b), each as reflected in the Accounts.

3.	Purchase price

3.1.	The Purchase Price for the Shares consists of:

(a)	An Upfront Payment in the amount of € 500,000 (five hundred thousand euro); and

(b)	An Earn-Out Payment for each Earn-Out Year in the maximum aggregate amount of € 200,000 (two hundred thousand euro), to be calculated in conformance with Section 4.

3.2.	The Purchase Price shall be paid by Buyer to Seller. The payment shall take place as follows:

(a)	The Upfront Payment shall be deposited in full and in cash by Buyer into the third-party account of the Civil Law Notary on or before the Closing Date, for release to Seller immediately following execution of the Deed of Transfer on the Closing Date.

(b)	Subject to Section 4, the Earn-Out Amount for each relevant Earn-Out Year shall be paid to Seller in May of the year following the relevant Earn-Out Year.

(c)	In variance with the previous sentence, Buyer shall be required to pay immediately to Seller the maximum aggregate Earn-Out Amount, following deduction of any such Earn-Out Amounts already paid to Seller, in the event and at the time Buyer shall dispose of all or a substantial part of the Shares or the Business, other than to a member of the Group of Buyer during the Earn-Out Periods, for an amount greater than the Purchase Price (excluding any book profits or losses).

4.	Earn-Out

4.1.	Buyer shall pay to Seller an additional consideration for the Shares in an amount equal to 50% (fifty percent) of the EBITDA achieved by the Company in excess of the targets stated below, up to a maximum amount of € 100,000 (one hundred thousand euro) per Earn-Out Year (“Earn-Out Amount”). The targets per Earn-Out Year are:

(a)	€ 300,000 (three hundred thousand euro) for the period starting on 1 January 2008 and ending on 31 December 2008 (“Earn-Out Year 2008); and

EXECUTION VERSION

(b)	€ 400,000 (four hundred thousand euro) for the period starting on 1 January 2009 and ending on 31 December 2009 (“Earn-Out Year 2009).

4.2.	Within 20 (twenty) Business Days after the end of the relevant Earn-Out Year, Buyer shall calculate the Earn-Out Amount (“Calculation”), stating the EBITDA achieved by the Company in the relevant Earn-Out Year and the Earn-Out Amount, if any, due to Seller and send this Calculation, together with the annual accounts of the Company for the calendar years 2007 and respectively 2008 and 2009 and the working papers from which the Calculation has been derived to Seller.

4.3.	Within 20 (twenty) Business Days of receipt of the documents as meant in Section 4.2, Seller shall inform Buyer in writing whether Seller accepts or disputes the Calculation in whole or in part. To the extent that any portion of the Calculation is not disputed by Seller within said period, such portion shall be paid by Buyer to Seller. If any portion of the Calculation is disputed in a written notice received by the Buyer within such 20 (twenty) Business Day period (“Notice”), the Parties shall for 10 (ten) Business Days after such receipt use their best endeavours to resolve their differences and reach agreement on the merits and amount of the disputed sum, failing which either of the Parties may commence action under the dispute resolution provisions contained in this Section 4.

4.4.	Failure by Seller to so notify Buyer of its objections to the Calculation in writing within the time period stated in Section 4.3 shall be deemed to be an unconditional acceptance by Seller of the Calculation.

4.5.	In the event that any dispute to the Calculation is not resolved within the period referred to in Section 4.3 (or such longer period as agreed upon in writing between the Parties) then the matter shall be referred to a chartered accountant in the Netherlands, independent from Seller and Buyer, to be mutually appointed by the Parties or, failing such mutual appointment, by the NIVRA upon a request thereto by either Party (“Expert”) for determination.

4.6.	The Expert shall act as expert and not as arbitrator, shall be at liberty to determine the nature of the procedure to be adopted and followed by the Expert and his decision shall (in the absence of manifest error) be final and binding on the Parties, provided however that the Expert shall (i) base his determination on the (accounting) principles as stated in this Agreement and the Accounts, (ii) shall report his findings in writing and in the English language and (iii) shall include therein a reasonable substantiation thereof. Each Party shall provide reasonable cooperation and assistance to the Expert, including but not limited to access to their respective books, records and advisors. The costs of the Expert shall be borne 50% by Buyer and 50% by Seller.

5.	Closing

5.1.	Subject to the terms and conditions of this Agreement, the consummation of the sale and purchase of the Shares shall take place on 14 December 2007 (“Closing Date”). Closing shall take place at the offices of the Civil Law Notary at 10:00 am or at such other time and place as shall be agreed upon by the Parties.

5.2.	On the Closing Date, the following actions shall be taken in the sequence stated below:

(a)	Confirmation by the Civil Law Notary of receipt in the Third-Party Account of the Upfront Payment;

EXECUTION VERSION

(b)	Delivery by Seller of the original shareholders’ register of the Company;

(c)	Acceptance by Seller of the resignation by C. Louise Marshall, Andrew Nicholson and Rob Muller as managing directors of the Company and grant of full and final discharge of their management of the Company up to the Closing Date;

(d)	Grant of full and final discharge of Max Schep for his management of the Company up to the Closing Date;

(e)	Execution by the Civil Law Notary of the Deed of Transfer;

(f)	Release of the Upfront Payment as meant in Section (a) by the Civil Law Notary to Seller;

(g)	Release of the dividend as meant in Section 2.5(b) and

(h)	Execution of the License Agreement by Hudson Highland Group, Inc., Seller and the Company.

5.3.	It is agreed that all actions and transactions constituting the Closing shall be regarded as a single transaction so that, at the option of the Party having interest in the carrying out of an action or transaction, no action or transaction shall be deemed to have taken place unless all other actions and transactions shall have taken place as provided in this Agreement.

6.	Employment matters

6.1.	Parties have agreed that all the persons employed by the Company on the Effective Date will remain employed by the Company following Closing, except as otherwise provided in this Section 6.

6.2.	As of 31 December 2007, the employment relationship between the Company and Rob Muller shall terminate under the terms stated in the severance agreement applicable thereto.

6.3.	The Excluded Employees identified in Schedule 6.3 shall be offered employment by Hudson Global Resources BV, as of the Effective Date, no later than 10 January 2008. In the event that one or more such Excluded Employees shall refuse employment by Hudson Global Resources BV, Seller shall assume all costs related thereto and the Company shall exert all reasonable efforts to assist Seller in reaching an accommodation with such Excluded Employee.

7.	Post-closing covenants

7.1.	The statutory name of the Company shall be amended by Buyer within two (2) calendar months following the Closing Date, such that the new statutory name of the Company shall not contain the name “Hudson”.

7.2.	As of the Effective Date, Hudson Highland Group, Inc. and Seller shall grant a non-exclusive royalty free license to the Company:

(a)	use the logo and word mark “Hudson” as used by the Company on the Effective Date until 30 April 2008; and

EXECUTION VERSION

(b)	refer to itself as a “former Hudson subsidiary” or “former member of the Hudson Highland Group, Inc. until 31 December 2008 as further specified in and under the terms stated in the License Agreement attached hereto in the agreed form as Schedule 7.2.

7.3.	Seller shall cooperate and assist Buyer to implement the IT disentanglement of the Company from the Seller’s Group in accordance with the Disentanglement Plan attached hereto as Schedule 7.3.

8.	Representations and warranties

8.1.	Seller hereby represents and warrants (garandeert) to Buyer that the following Seller Warranties are true and correct as of the Effective Date:

(a)	The Company is duly incorporated and validly exists under the laws of The Netherlands.

(b)	The Company is not in bankruptcy or liquidation (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver or administrator has been given).

(c)	Seller has all requisite corporate power to enter into and perform its obligations under this Agreement and each other document or instrument delivered concurrently herewith or pursuant hereto.

(d)	Seller is the sole shareholder in the Company.

(e)	The Shares are not encumbered by any limited right (beperkte recht), personal right (persoonlijk recht), option, attachment (beslag), pledge (pand) or right of usufruct (vruchtgebruik).

(f)	The assets owned and used by the Company are not encumbered by any limited right (beperkte recht), personal right (persoonlijk recht), option, lien (beslag), pledge (pand) or right of usufruct (vruchtgebruik).

(g)	There is no commitment or agreement in place between Seller and a member of the KdG Holding BV group pursuant to which Seller is not entitled to sell the Shares to Management.

8.2.	The Parties hereby acknowledge and agree that Buyer has full knowledge and insight into the financial, commercial and legal affairs of the Business. Buyer therefore does not require, nor does Seller implicitly or explicitly issue to Buyer by virtue of this Agreement or otherwise any representation or indemnification with respect to the Business.

8.3.	The applicability of Book 7, Title 1 of the Dutch Civil Code is hereby excluded.

9.	Confidentiality

9.1.	Seller agrees to keep confidential and not to disclose to any third party any information regarding the financing, the working methods, the suppliers or the customers of the Company, or any other facts, circumstances or confidential information of the Company, unless and insofar as required by law, court decree, regulation or applicable stock exchange rule.

9.2.	The Parties hereto agree to keep confidential the contents of the Agreement and all Schedules attached hereto, and agree not to make any statements and/or release any press bulletins to any

EXECUTION VERSION

third party with respect to the subject matter hereof, without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld. The foregoing shall not apply in the event that a Party is required to disclose said information by law, court decree, regulation or applicable stock exchange rule.

9.3.	In the event of a breach or threatened breach under this Section 9 by a Party hereto, the other Party shall be entitled to seek appropriate injunctive relief and, in the event of breach, shall further be entitled to a penalty of € 10,000 (ten thousand euro) per breach, notwithstanding the right of the injured Party to recover actual damages or any other relief permitted under law, including specific performance.

10.	Miscellaneous

10.1.	All notices, requests, demands and other communications to either Party hereunder shall be in writing and shall be given:

(a)	by registered mail return receipt requested to the appropriate address as set forth below; or

(b)	by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below:

(i)	To Seller:

Ms. C. Louise Marshall

European General Counsel

Hudson Europe BV

c/o Chancery House

53-64 Chancery Lane

WC2A 1QS London

UK

Fax +44 207 187 6970

with a copy to:

Ms. Karen Kao

Kennedy Van der Laan

Haarlemmerweg 333

1051 LH Amsterdam, The Netherlands

Fax +31 20 550 6971

To Buyer:

Mr. G.M. Schep

Workx! Holding B.V.

Wibautstraat 116-118

1091 GP Amsterdam

The Netherlands

Fax +31 20 562 6365

with copy to:

Mr. S. Van der Velden

Bruggink & Van der Velden Advocaten Belastingadviseurs B.V.

Wittevrouwensingel 100

3514 AM Utrecht

The Netherlands

Fax +31 30 232 2390

EXECUTION VERSION

10.2.	No amendment to this Agreement shall be effective against any Party hereto unless made in writing and signed by all Parties to this Agreement. The failure of any Party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of any right hereunder, nor shall it deprive that Party of the right thereafter to insist upon the strict adherence to that term or any other terms of this Agreement.

10.3.	This Agreement and the Schedules hereto constitute the entire agreement between the Parties with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties and the Company, oral and written, with respect to the subject matter hereof.

10.4.	This Agreement shall be executed in two (2) counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

10.5.	Each of the Parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement and ancillary documents. The costs of the Civil Law Notary for preparation and execution of the Deed of Transfer, including any registration costs, shall be borne by the Company.

10.6.	Mr W. Bosse is a Civil Law Notary of Kennedy Van der Laan, the firm of external legal advisors to Seller and the Company. The Parties hereby acknowledge that they are aware of the provisions of Article 19, 22.1 and 24 of the Regulations concerning professional rules of conduct (Verordening beroeps- en gedragsregels) as established by the Board of Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariele Beroepsorganisatie). The Parties explicitly agree that the Seller may be represented by Kennedy Van der Laan in any matter relating to this Agreement and any disputes in connection therewith.

10.7.	This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors (whether by operation of law or otherwise) and permitted assigns.

10.8.	Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.	Governing Law and Forum

11.1.	This Agreement, including all matters of construction, validity and performance, shall be governed by and construed in accordance with the laws of the Netherlands, without regard to principles of conflicts or choice of laws or any other law that would make the laws of any other jurisdiction other than the Netherlands applicable hereto.

11.2.	All disputes arising under or in connection with the Agreement shall be finally resolved by the court of competent jurisdiction in Amsterdam, the Netherlands.

EXECUTION VERSION

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on 14 December 2007 by their duly authorized officers

Hudson Europe B.V.		Workx! Holding B.V.

/s/ C. Louise Marshall		/s/ G.M. Schep
By:	C. Louise Marshall	By:	Fore Holding B.V.
Title:	Director	Title:	Director

		By:	G.M. Schep
		Title:	Director

/s/ F.M.J.M. Brasser
		By:	SBR B.V.
		Title:	Director

		By:	F.M.J.M. Brasser
		Title:	Director

/s/ M. Bierens de Haan
		By:	Quivive B.V.
		Title:	Director

		By:	M. Bierens de Haan
		Title:	Director